February 2, 2005

MAIL STOP 0511

Mr. Michael McGuiness
Chief Financial Officer
Treasure Mountain Holdings, Inc.
13-01 Pollitt Drive
Fair Lawn, New Jersey 07410

Re:	Treasure Mountain Holdings, Inc.
File No. 333-120411
Registration Statement on Form SB-2
      Amendment 2, filed January 3, 2005

      File no. 0-32741
	Exchange Act reports
	Preliminary proxy statement filed January 24, 2005

Vyteris Holdings, Inc.
Form SB-2 registration statement
File No. 333-120435

Dear Mr. McGuiness:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the company has removed Vyteris Holdings, Inc. as a filer on the registration statement. Please file on EDGAR a request for withdrawal for the registration statement of Vyteris Holdings, Inc., file No. 333-120435. See Rule 477 of Regulation C of the Securities Act of 1933.

2. In future filings, please file on EDGAR a marked copy of the prospectus showing changes from Amendment No. 2. See Rule 472 of
Regulation C and Rule 310 of Regulation S-T, of the Securities Act of
1933.

3. In the registration statement and the preliminary proxy statement, please include the basis under applicable law for the following:
* issuing part of the securities to effect the merger in advance of shareholder approval required to authorize all of the securities needed to effect the merger; and
* allowing the securities issued to "partially" effect merger to vote on the increase in authorized shares in order to "fully" effect the merger.
Also disclose the basis for disclosing that the merger is consummated even though the shareholder vote to increase the amount of authorized common stock has not occurred.

4. Please explain supplementally whether the company will file a pre-effective amendment to reflect the reverse stock split that will follow after approval from the shareholders meeting. According to response no. 5, the registration statement will not become effective until after the vote. Thus, it seems that the company should file a pre-effective amendment reflecting the reverse stock split. We note that some of the present disclosure, such as the selling stockholders table, gives effect to the reverse split while other disclosure does not. This inconsistency could be confusing to the reader. Please advise.

Prospectus Cover Page

5. We repeat our previous comment six. We note that there is currently no active trading market for your common stock. Given this, please revise your cover page and plan of distribution to provide that selling security holders will sell the common stock and warrants at fixed prices, which are quantified in your prospectus, until the securities are quoted on a specified public securities market (the OTC BB, an exchange, or Nasdaq) and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933.

Risk Factors

6. In risk factor two, please revise the narrative to discuss the risk that is described in the subheading.

7. We note the subheading for risk factor three that "[w]e may be unable to continue as a going concern." It appears that the risk described in the subheading is not discussed in the narrative.
Please revise or advise.

8. In risk factor seven, regarding the sale of future products, please describe the risk to the company and investors.

9. In risk factor 27, regarding product liability exposure, please revise the risk factor subheading to describe the risk that is discussed in the narrative.

10. In risk factor 29, regarding dividend and return on investment, please expand the narrative to discuss the risk described in the subheading.

11. Please avoid the generic conclusion that you reach in some of your risk factor subheadings and/or narratives that the risk will adversely affect your business. Instead, replace this language with specific disclosure as to how your business and operations would be affected. Please see risk factors 5, 8, 24, 25 and 28.

Management`s Discussion and Analysis of the Financial Condition and
Results of Operations
Overview of Vyteris
12. We repeat our previous comment 18. We believe your MD&A section could benefit from an expanded "Overview" section that offers investors an introductory understanding of Vyteris and the matters with which management is concerned primarily in evaluating the company`s financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earns or expects to earn revenues and income; the identity of the company`s primary business lines, location(s) of operations and principal services; and insight into material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. For example the overview could evaluate the company`s limited production capacity and the company`s plans to increase production, including the proposed costs, the timeframe for completion and the capacity once finished.
For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to:
<http://www.sec.gov/rules/interp/33-8350.htm>.  See also, Item 303 of
Regulation S-B.
13. Please discuss the agreement that obligates the company to pay royalties to Becton Dickinson.

Critical Accounting Policies
14. We have read your response to comment 28 and the revised disclosure surrounding your critical accounting policies and are unclear why revenue recognition was no longer considered a critical accounting policy. You have disclosed that revenue is recognized using the proportional-performance method (F-9 and F-35); our understanding is that this methodology incorporates significant estimates by management. Please revise your disclosure to include a discussion of the critical accounting estimates inherent to this methodology.

Results of Operations
Inception in November 2000 through September 30, 2004
Revenues
15. We have read your response to comment 23 and the revised disclosure indicating that the fluctuation from period to period is due to the non-recurring nature of feasibility studies. It is not apparent from your disclosures here, or in the business section (page
44), what the Company`s continuing efforts in this revenue generating area (contract research) will be, or how your activities (or resources allocated) have changed from the past. Please consider expanding your disclosure to address if you plan to continue to allocate resources to this revenue generating stream and how your operations will be affected.

Liquidity and Capital Resources

16. Please discuss the principal terms of the credit facility and whether the company expects to borrow under the agreement.

17. Please quantify the aggregate dollar amount of the cash dividends expected to be paid on Series B preferred and the dollar amount of any cumulated and unpaid dividends.

Our Business
Products

18. We repeat our previous comment 35. We note the disclosure that the company has signed a worldwide marketing and license agreement with B. Braun for the LidoSite product. Please describe the principal terms of the agreement. Please include the fee arrangement under the agreement.

19. Please describe the principal terms of the agreements between the company and Ferring. Please include the fee arrangements under the agreements.

Competition

20. Please expand on the disclosure that the company may compete in the future against Becton Dickinson. Please disclose if the company is aware of any current or future technologies of Becton Dickinson that may compete against the company. If yes, please disclose and describe.

Principal Stockholders

21. We repeat our previous comment 52. Please expand footnote (1) to disclose the basis for the disclaimers of beneficial ownership by Mr.
Kimberlin.




22. An issuer, which is a majority owned subsidiary of another company, may qualify as a small business issuer only if its parent also is a small business issuer. Supplementally, please tell us whether Spencer Trask is a small business issuer and, if it is, generally describe how Spencer Trask meets the definition.

Selling stockholders

23. The prospectus cover page indicates that the registration statement covers resales of securities by transferees of the selling security holders. Please note that the names of these transferees along with other disclosures required by Item 507 of Regulation S-B will need to be provided in prospectus supplements under Rule 424.

Plan of Distribution

24. We repeat our previous comment 54. If a selling shareholder is a broker-dealer, tell us whether the selling shareholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, you must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling shareholder is a broker-dealer. Further, selling security holders acting as underwriters should be named on the prospectus cover page.

25. Please provide pricing information for the securities prior to quotation on a specified public securities market.

Additional Information

26. In light of the Rule 415 undertakings in Part II of the registration statement, please revise or remove the statement "[t]he information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock."

Financial Statements
Vyteris, Inc. Annual Financial Statements
Note 2.  Significant Accounting Policies
Contract Research Revenue, F-9 and F-35

27. We read your response to comment 56 and your revised disclosure.
We acknowledge that the proportional performance methodology is acceptable in some situations; however, a cost-to-cost approach to revenue recognition is not appropriate outside the scope of SOP 81-1 since it may not provide a reasonable estimate of proportional performance. Please revise your revenue recognition methodology to utilize an output-based approach or an input-based approach other than cost-to-cost. Please revise and advise.


28. Considering the comment above, please expand your policy disclosures (here and in MD&A) to disclose how progress is measured, and identify any contract payment milestones and explain how they relate to substantive performance. You should also disclose any material assumptions, estimates and uncertainties in your methodology, as well as any contingencies such as rights of return and conditions of acceptance. Please revise accordingly.

Exchange Act Reports

29. As appropriate, please revise these reports to comply with the above comments on the Form SB-2.

Preliminary proxy statement on Schedule 14A

30. As appropriate, please revise the disclosure in the proxy statement to comply with the above comments on the Form SB-2.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.









      You may contact Hugh West at (202) 942-1983 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 824-5262 or me at
(202) 942-2999 with any other questions.

						Sincerely,


						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	Peter H. Ehrenber
	Fax (973) 597-2400

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Treasure Mountain Holdings, Inc.
February 2, 2005
Page 1